Commission file number 1-11609

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For the Period Ended: February 3, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: n/a

PART I — REGISTRANT INFORMATION

Toys “R” Us, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Geoffrey Way
Address of Principal Executive Offices (street and number)

Wayne, New Jersey 07470
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In preparing its year-end financial statements, Toys “R” Us, Inc. (the “Company”) has concluded that it has a material weakness in its internal controls over income tax accounting. The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (the “2006 Form 10-K”) by May 4, 2007 because it has not completed the preparation of its consolidated financial statements as of and for the quarter and year ended February 3, 2007. The breadth of the additional internal work and analysis required due to the identified material weaknesses relating to income tax accounting has delayed the preparation of the Company’s financial statements. The Company expects to file its 2006 Form 10-K on or before May 21, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

F. Clay Creasey, Jr. Executive Vice President and Chief Financial Officer	(973)	617-5820
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net earnings are anticipated to increase by approximately more than $465 million from a net loss reported in fiscal 2005. This is primarily due to improved operations, gains on sales of properties and the absence of $410 million in costs and charges relating to the merger of the Company during 2005.

This Notification of Late Filing on Form 12b-25 contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. All statements herein that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. We generally identify these statements by words or phrases such as “anticipate,” “estimate,” “plan,” “expect,” “believe,” “intend,” “will,” “may,” and similar words or phrases. These statements are subject to risks, uncertainties and other factors, including, among others, risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission (which reports and documents should be read in conjunction with this Notification of Late Filing on Form 12b-25). We believe that all forward-looking statements are based upon reasonable assumptions when made; however, we caution that it is impossible to predict actual results or outcomes or the effects of risks, uncertainties or other factors on anticipated results or outcomes and that, accordingly, you should not place undue reliance on these statements. Forward-looking statements speak only as of the date when made, and we undertake no obligation to update these statements in light of subsequent events or developments. Actual results and outcomes may differ materially from anticipated results or outcomes discussed in forward-looking statements.

TOYS “R” US, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 4, 2007	By:	/s/ CHARLES D. KNIGHT
Charles D. Knight.
Vice President – Corporate Controller